

July 31, 2013

Via E-mail
Mr. Donald Keith Mosing
Chief Executive Officer
Frank's International N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, The Netherlands

> **Re:** **Frank's International N.V.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 29, 2013**
> **File No. 333-188536**

Dear Mr. Mosing:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholders

1. We note your disclosure in footnote 6 to the principal stockholder table that FWW B.V. is controlled in part by Intertrust (Netherlands) B.V. Please identify the natural person(s) who have ultimate voting or investment control over the shares held by FWW B.V. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas E. McWilliams
        Jeffery K. Malonson